UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated June 26, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Correction announcement: Directors' dealing arising from the capitalisation issue

Johannesburg, 26 June 2018. Shareholders are referred to the directors' dealings arising from the capitalisation issue announcement released on the Stock Exchange News Service on 11 April 2018, where an error was made in the disclosure of NJ Froneman's shareholding as at 11 April 2018.

Shareholders are accordingly requested to disregard the disclosure in the previous announcement and refer to the correct information below:

Name	**NJ Froneman**
Position	Chief Executive Officer and Executive Director
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Extent of interest	Indirect Beneficial
Nature of transaction	Issue of capitalisation shares
Current number of shares held	4 125 184
Number of capitalisation shares awarded	165 006
Class of Security	Ordinary shares
Total number of shares after capitalisation issue	4 290 190

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities was obtained.

Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: June 26, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer